UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2007
Commission File Number: 000-31172

ALBERTA STAR DEVELOPMENT CORP.
(Translation of Registrant's Name into English)

200 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or
Form 40-F]

Form 20-F _X__   Form 40-F _____

[Indicate by check mark if the registrant is submitting the Form 6-K in
paper as permitted by Regulation S-T Rule 101(b)(1)]

Yes _____ No _X_

[Indicate by check mark if the registrant is submitting the Form 6-K in
paper as permitted by Regulation S-T Rule 101(b)(7)]

Yes _____ No _X_

[Indicate by check mark whether the registrant by furnishing the
information contained in this Form is also thereby furnishing the
information to the Commission pursuant to Rule 12-g-3-3(b) under
the Securities Exchange Act of 1934]

Yes _____ No _X_

If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-_____

ALBERTA STAR DEVELOPMENT CORP

Suite 506 - 675 West Hastings Street · Vancouver · British Columbia · V6B 1N2
Telephone: (604) 681-3131   Facsimile: (604) 408-3884

NEWS RELEASE

April 5, 2007

TSX-V Trading Symbol: **ASX**
OTC BB Trading Symbol: **ASXSF**

ALBERTA STAR CONTINUES TO REPORT SIGNIFICANT SILVER, COPPER, ZINC IOCG POLYMETALLIC STYLE DRILL RESULTS FROM CONTACT LAKE, NT.

Alberta Star Development Corp. (the "Company") listed on the TSX Venture Exchange (ASX) and on the OTCBB (ASXSF), is pleased to report that the Company has received assay results from the final eleven holes from the summer/fall drill program and continues to intersect significant poly-metallic mineralization at Mile Lake, NT. The Company has intersected poly-metallic breccia's and veins that are rich in copper, molybdenum, lead, zinc, silver and tungsten from the Mile Lake Breccia, the Thompson Showing and the J1 target area situated on the Company's Contact Lake property on the south side of Echo Bay. Preliminary drilling of the Mile Lake Breccia has yielded significant poly-metallic drill results from drill holes 1 & 2 (NR Nov 16, 2006) and from the balance of 6 drill holes, now reporting from an 8 hole drill program. Drilling and field work has confirmed widespread poly-metallic mineralization at several target areas at Mile Lake, Thompson and J1, in both exploration rock sampling and in drill core.

The Company has intersected 4.50 meters (14.85 feet) of 12.13 g/t silver, 0.22% copper, 0.26% zinc, in hole CLMB-06-03 . Hole number CLMB-06-04 intersected 3.0 meters of 23.20 g/ton silver. Hole number CLMB -06-07 intersected 1.5 meters (4.95 feet) of 29.10 g/ton silver, 0.36% copper, 0.15% zinc. A further 1.0 meter (3.3 Feet) of 41.10 g/ton silver 0.12% zinc were intersected in hole CLMB-06-05. All six holes drilled encountered poly-metallic mineralization at Mile Lake, NT.

The Company has intersected 5.50 meters (14.85) of 1.70% copper and 23.90 g/t silver in hole number TS-06-01 at the Thompson Showing.

The Eldorado & Contact Lake districts are being targeted by the Company for silver, uranium and poly-metallic exploration. The Mile Lake Breccia is a new discovery in which poly-metallic mineralization and alteration is intermittently exposed for over 2 kilometers in strike length, within a regionally extensive laminated volcaniclastic tuff. The mineralization occurs within the same suite of volcano-plutonic rocks that host other poly-metallic zones in the Eldorado & Contact Lake Mineral Belt, including the former El Bonanza Silver- Uranium (U-Ag) and the Eldorado Uranium (U-Ag- Cu- Co- Ni- Bi) mines.

The Company believes that the results from the current drill program confirm the extensive nature of hydrothermal alteration and mineralization in the Contact Lake mineral belt. All drill cores were prepared, bagged and sealed by the Company's supervised personnel and were transported by plane to Acme Analytical Laboratories Ltd. ("ACME") in Yellowknife, NT where they were crushed and pulped, and then transported to ACME's main laboratories in Vancouver, British Columbia for assaying. ACME is a fully registered analytical lab compliant with the International Standards organization (ISO) for quality assurance.

Highlights from significant mineralized down-hole intervals from the Mile Lake and Thompson Program reporting significant high grade silver, copper, lead, zinc values, include drill-hole number:

- **CLMB-06-03 intersected 4.5 meters (14.85 Feet) of 12.13 g/ton silver, 0.22% copper and 0.26% zinc.**

  - **A second interval of 4.5 meters (14.85 feet) of 11.0 g/ton silver, 0.23% copper, 0.07% lead, 0.26% zinc.**

- **CLMB-06-04 intersected 3.0 meters (9.9 feet) of 23.20 g/ton silver**

  - **Also 3.0 meters (9.9 feet) of 12.30 g/t silver, including 1.5 meters (3.3 feet) of 15.60 g/t silver.**

- **CLMB-06-07 intersected 6.0 meters (19.8 feet) of 7.43 g/t silver, including 1.5 meters of 29.10 g/t silver, 0.36% copper and 0.15% zinc.   .**

- **TS-06-01 intersected 5.5 meters (18.15 feet) of 1.70% copper and 23.90 g/t silver.**

The accompanying table gives a summary of drilling highlights and assay results returned from 8 drill holes. An additional 3 holes did not intersect significant values. Alberta Star has now reported the results of 46 drill holes that were drilled during the 2006 summer and fall drill campaign:

Mile Lake Drill Summary (Holes 3, 4, 5, 6, 7 and 8)

Mile Lake Drill Summary (Holes 3 to 8)							
Drill Hole Results							
Drill Hole (Mile Lake)	Interval			Copper (Cu)	Lead (Pb)	Zinc (Zn)	Silver (Ag)
	From	To	Length				
	(m)	(m)	(m)	(%)	(%)	(%)	(g/ton)
CLMB-06-03	24.00	25.50	1.50	0.07	0.06	0.13	5.00
	27.00	**31.50**	**4.50**	**0.23**	**0.07**	**0.26**	**11.00**
	25.50	**31.50**	**6.00**	**0.16**	**0.09**	**0.24**	**9.83**
	33.00	**37.50**	**4.50**	**0.22**	**0.02**	**0.26**	**12.13**
	37.50	39.50	2.00	0.02	0.01	0.10	2.05
CLMB-06-04	1.20	4.60	3.30	0.01	0.00	0.18	0.47
	167.00	168.50	1.50	0.00	0.00	0.03	4.00
	177.50	**180.50**	**3.00**	**0.05**	**0.01**	**0.04**	**23.20**
	183.50	**186.50**	**3.00**	**0.05**	**0.02**	**0.06**	**12.30**

	185.00	**186.50**	**1.50**	**0.03**	**0.01**	**0.05**	**15.60**
	189.00	190.00	1.00	0.02	0.02	0.11	21.80
	183.50	190.00	6.50	0.04	0.02	0.07	1.90
	190.00	191.50	1.50	0.04	0.02	0.11	1.90
CLMB-06-05	**30.00**	**31.00**	**1.00**	**0.03**	**0.01**	**0.12**	**41.10**
CLMB-06-06	80.00	81.00	1.00	0.30	0.00	0.04	1.80
CLMB-06-07	8.00	9.50	1.50	0.01	0.00	0.04	2.80
	37.80	40.50	2.70	0.37	0.01	0.09	1.76
	42.00	43.50	1.50	0.17	0.01	0.07	8.50
	47.50	**50.50**	**3.00**	**0.22**	**0.00**	**0.13**	**1.43**
	47.50	**48.50**	**1.00**	**0.39**	**0.00**	**0.28**	**1.90**
	187.00	**188.50**	**1.50**	**0.61**	**0.00**	**0.11**	**4.70**
	194.50	**200.50**	**6.00**	**0.09**	**0.00**	**0.14**	**7.43**
	196.00	**197.50**	**1.50**	**0.36**	**0.00**	**0.15**	**29.10**
CLMB-06-08	162.00	163.00	1.00	0.07	0.10	0.64	1.40
	176.50	**177.00**	**0.50**	**1.82**	**0.85**	**3.24**	**15.60**

Thompson Showing Drill Holes						
Drill Hole Results						
Drill Hole	**Interval**			**Copper**	**Silver**	**Zinc**
	From	**To**	**Length**	**(Cu)**	**(Ag)**	**(Zn)**
	(m)	(m)	(m)	(%)	(g/ton)	(%)
TS-06-01 (Thompson)	**23.00**	**28.50**	**5.50**	**1.70**	**23.90**	**0.07**

No significant intersections encountered in TS-06-02 and TS-06-03.

J1 Area Drill Summary							
Drill Hole	**Interval**			**Copper**	**Lead**	**Zinc**	**Silver**
	From	**To**	**Length**	**(Cu)**	**(Pb)**	**(Zn)**	**(Ag)**
	(m)	**(m)**	**(m)**	**(%)**	**(%)**	**(%)**	**(g/ton)**
CLK2-06-09	**105.50**	**116.00**	**10.50**	**0.21**	**0.00**	**0.34**	**5.97**
	174.00	195.00	21.00	0.02	0.02	0.16	1.47
(**J1 Target)**	174.00	178.50	4.50	0.03	0.04	0.36	4.00
	209.50	212.50	3.00	0.10	0.01	0.14	3.70

No significant intersections encountered in CLK2-06-08 (J1).

Metal values as at today's market price. Gold $672.60 US per ounce, Copper $3.31 per pound, Silver $13.55 US per ounce, Cobalt $32.00 US per pound, Zinc $1.60 US per pound, Lead $0.89 US per pound, Molybdenum $30.25 US per pound, and Uranium $95.00 US per pound as of April 4, 2007.

Note: True thickness has not been calculated for these holes.

The following map and drilling locations-may be viewed by clicking on the following link: http//www.alberta-star.com/j1.html

The drill results continue to confirm the poly-metallic nature of mineralization and demonstrate the widespread distribution of IOCG type mineralization and uranium (NR January 29, 2007) in the Eldorado & Contact Lake districts. The Mile Lake Breccia is open for drilling along a strike length of greater than 2 kilometers within a 100 to 200 meter wide horizon. This is one of a number of large IOCG & uranium targets that are emerging at Contact Lake, that are characterized by two to six different metals within a given target horizon. The Company is preparing the Mile Lake IOCG target for follow up spring and summer deep drilling. The Company has secured three BBS-25A (71 Series) drilling rigs for deep drilling in 2007 on its new discovery zones and its recently identified prospective 2.5 kilometer long uranium targets. The Company has now secured all of its contractors and assets needed to complete its 2007 Eldorado & Contact Lake drilling and field exploration programs. Follow up exploration and drilling in 2007 will focus on expanding the newly discovered zones, determining continuity and orientation, locating higher grade extensions of mineralization, and preliminary testing of the remaining, untested mineralized and altered zones within the project area."

THE ELDORADO & CONTACT LAKE IRON OXIDE COPPER, GOLD, SILVER AND URANIUM PROJECTS

The Eldorado & Contact Lake Permit Areas are located on the east side of Great Bear Lake in Canada's Northwest Territories. The permit areas are situated 470 kilometers north of the city of Yellowknife. The total size of the Eldorado & Contact Lake Permit area covers over 87,706 acres in size. The Eldorado IOCG Project area includes two past producing high grade silver and uranium mines, the Echo Bay Silver Mine which produced 23,779,178 ounces of silver and the Eldorado Uranium Mine which produced 15 million pounds of uranium and 8 million ounces of silver. The five past producing silver and uranium mines include the Echo Bay Silver Mine, Eldorado Uranium Mine, Contact Lake Silver and Uranium Mine, Bonanza and El Bonanza Silver and Uranium mines and are now included within the Company's land package ownership. Olympic Dam style volcanic hosted hydrothermal iron-oxide copper, gold deposits are attractive targets for exploration and development due to their poly-metallic nature, high unit value and enormous size and grade tonnage potential. The Eldorado Mineral Belt has long been recognized by geologists, as one of the most prospective Iron oxide copper, gold, silver and Uranium regions in northern Canada. The current April 4, 2007 spot price for uranium provided by the The Ux Consulting Company LLC (www.uxc.com) is now $95.00 US per pound

ALBERTA STAR DEVELOPMENT CORPORATION

Alberta Star is a Canadian mineral exploration company that identifies, acquires, finances advanced stage mineral exploration projects in Canada. The Company is committed to creating long term shareholder value through the discovery of base and precious metals and uranium.

ALLAN FELDMAN-INVESTOR RELATIONS

Investors are welcomed to contact Mr. Allan Feldman, Alberta Star's In-house Investor Relations and Corporate Communications Specialist, for all corporate updates at **(604) 948-9663**

FOR FURTHER INFORMATION, PLEASE CONTACT:
Tim Coupland. President and CEO
Alberta Star Development Corp.
Tel 604.681.3131   Fax 604.801.5499
www.alberta-star.com

ALBERTA STAR DEVELOPMENT CORP.

Tim Coupland
President & CEO

Dr. Hamid Mumim Ph.D., P.Eng. is the qualified person for the Eldorado & Contact Lake IOCG Projects.

These results have been prepared under the supervision of Dr. H Mumin, Ph.D., P.Eng, who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data. All rock samples were analyzed by Acme Analytical Laboratories Lt and Actlabs Laboratories Ltd.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this News Release.

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans" "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change. For further information investors should review the Company's filings that are available at www.sedar.com or contact Tim Coupland, President at (604) 681-3131.